Exhibit 99.4

4 – NIRE
35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA, 760, 2nd floor			2- District JAGUARÉ

3- Zip Code 05350-901		4- City SÃO PAULO	5- State S.P.

6- DDD (Long distance) 5511	7- Telephone 3718-5301	8- Telephone 3718-5306	9- Telephone 3718-5465	10- Telex

11- DDD (Long distance) 5511	12- Fax 3718-5297	13- Fax 3714-4436		14- Fax

15- E-MAIL acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name WANG WEI CHANG

2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA, 760 - 2nd floor			3- District JAGUARÉ

4- Zip Code (CEP) 05350-901		5- City SÃO PAULO		6- State S.P.

7- DDD (long distance) 5511	8- Telephone 3718-5301	9- Telephone 3718-5306	10- Telephone 3718-5465	11- Telex	12- DDD (long distance) 5511

13- Fax 3718-5297	14- Fax 3714-4436		15- Fax		16- E-MAIL acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

Current fiscal year		Current Quarter				Previous Quarter
1- Begin	2- End	3-	Quarter	4- Begin	5- End	6-	Quarter	7- Begin	8- End

01/01/2005	12/31/2005		3	07/01/2005	09/30/2005		2	04/01/2005	06/30/2005

9- Auditing Company Ernst & Young Auditores Independentes S.S.						10- CVM Code 00471-5

11- Technical in Charge Luiz Carlos Passetti						12- Technical in Charge Taxpayers’ Register 001.625.898-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
QUARTERLY INFORMATION – ITR – September 30, 2005
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1- Current quarter September 30, 2005	2- Previous quarter June 30, 2005	4- Same quarter of previous year September 30, 2004
PAID-UP CAPITAL
1.COMMON	15,471,957	15,471,957	15,471,957
2.PREFERRED	29,180,427	29,180,427	29,180,427
3.TOTAL	44,652,384	44,652,384	44,652,384
IN TREASURY
4.COMMON	7,900	7,900	7,900
5.PREFERRED	135,595	135,595	135,595
6.TOTAL	143,495	143,495	143,495

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Industrial, Commercial and Others

2 - SITUATION Operational

3 - NATURE OF SHARE CONTROL National Private

4 - CODE OF ACTIVITY 134 – Participation & Administration

5 - MAIN ACTIVITY Holding – Food

6 - CONSOLIDATED TYPE Total

7 - TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- ITEM	2- GENERAL TAXPAYERS’ REGISTER	3- NAME

01.08 - DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Ordinary Board of Directors Meeting	06/20/2005	Interest over Company’s capital	08/31/2005	ON	1.0447351400
02	Ordinary Board of Directors Meeting	06/20/2005	Interest over Company’s capital	08/31/2005	PN	1.0447351400

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1-ITEM	2-DATE OF CHANGE	3- CAPITAL STOCK	4- AMOUNT	5- SOURCE OF CHANGE	6- QUANTITY OF ISSUED SHARES	7- PRICE OF SHARE IN THE ISSUANCE
		(thousand Reais)	(thousand Reais)		(units)	(Reais)
01	04/29/2005	800,000	310,000	Profit reserve	0	0.0000000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – Date	2 – Signature
11/11/2005

02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - Code	2 – Description	3 – 09/30/2005	4 – 06/30/2005
1	Total Assets	1,184,398	1,126,673
1.01	Current Assets	40,692	56,195
1.01.01	Cash and Banks	22	55
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	40,670	56,140
1.01.04.01	Dividends and Interest over Company’s capital	19,860	38,352
1.01.04.02	Recoverable Taxes	12,647	17,313
1.01.04.03	Deferred Taxes	8,146	378
1.01.04.04	Others	17	17
1.01.04.05	Prepaid Expenses	0	80
1.02	Non-current Assets	138	412
1.02.01	Credits	0	0
1.02.02	Credits with Associates	0	274
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	274
1.02.02.03	With Other Associates	0	0
1.02.03	Others	138	138
1.02.03.01	Deferred Taxes	138	138
1.03	Permanent Assets	1,143,568	1,070,066
1.03.01	Investments	1,143,568	1,070,066
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	1,143,560	1,070,058
1.03.01.03	Other Investments	8	8
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code	2 – Description	3 – 09/30/2005	4 -06/30/2005
2	Total Liabilities	1,184,398	1,126,673
2.01	Current Liabilities	7,165	45,929
2.01.01	Short-Term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	3	2
2.01.04	Taxes, Charges and Contribution	42	1,070
2.01.04.01	Tax Obligations	42	1,070
2.01.05	Dividends Payable	268	44,179
2.01.05.01	Dividends Payable	75	75
2.01.05.02	Interest Over Company’s Capital Payable	193	44,104
2.01.06	Provisions	0	0
2.01.07	Debts with Associates	6,054	0
2.01.08	Others	798	678
2.01.08.01	Payroll	797	678
2.01.08.02	Others	1	0
2.02	Non-current Liabilities	509	509
2.02.01	Long-Term Debt	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	509	509
2.02.03.01	Provision for Contingencies	509	509
2.02.04	Debts with Associates	0	0
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders’ equity	1,176,724	1,080,235
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	172,306	172,306
2.05.04.01	Legal	22,276	22,276
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0

1 - Code	2 – Description	3 - 09/30/2005	4 - 06/30/2005
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	150,030	150,030
2.05.04.07.01	Expansion Reserves	150,845	150,845
2.05.04.07.02	Increase Capital Reserves	0	0
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Earnings/ Losses	204,418	107,929

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1-Code	2-Description	3-07/01/2005 to 09/30/2005	4-01/01/2005 to 09/30/2005	5-07/01/2004 to 09/30/2004	6-01/01/2004 to 09/30/2004
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	96,266	250,428	30,784	205,249
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative	(1,052)	(3,721)	(893)	(3,048)
3.06.02.01	Administrative	(235)	(1,107)	(241)	(1,019)
3.06.02.02	Management Compensation	(817)	(2,614)	(652)	(2,029)
3.06.03	Financial	452	3,678	317	4,715
3.06.03.01	Financial Income	657	4,041	500	5,032
3.06.03.02	Financial Expenses	(205)	(363)	(183)	(317)
3.06.04	Other Operating Income	0	6	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	96,866	250,465	31,360	203,582
3.07	Operating Income	96,266	250,428	30,784	205,249
3.08	Non-operating Income	0	(1)	0	0
3.08.01	Income	0	14	0	0
3.08.02	Expenses	0	(15)	0	0
3.09	Income Before Tax and Profit Sharing	96,266	250,427	30,784	205,249
3.10	Current Income Tax and Social Contribution	398	398	4,496	(618)
3.11	Deferred Income Tax and Social Contribution	(175)	93	(1)	54
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest over Company’s Capital	0	0	0	0
3.15	Net Income for the period	96,489	250,918	35,279	204,685
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Profit Per Share	2.16786	5.63748	0.79263	4.59874
	Loss Per Share

04.01 – EXPLANATORY NOTES (IN THOUSANDS OF BRAZILIAN REAIS)

1.     BUSINESS CONTEXT

The main activities engaged in by Perdigão S.A. and its subsidiaries (“the Company”) are the raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. It was recently announced the intention of entering beef business and sell margarine, at the beginning through third-parties that will industrialize this products by request. We expect this business to start on 2005 4th Quarter.

Crossban Holdings GmbH with headquarters in Austria is the Holding Company of the Perdigão’s companies abroad and is responsible for the investments abroad. It fully controls the following operative companies: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda, Perdigão Ásia Pte Ltd, Perdigão France SARL and Perdigão Nihon K.K..

Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH., PRGA Participações Ltda. and Perdigão Mato Grosso Ltda., are indirectly controlled in full by Perdigão S.A..

The companies PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are also wholly owned subsidiaries and are currently non-operative.

On June 20, 2005, the Company acquired, for the amount of R$5,200, one hundred percent (100%) of the capital shares of companies Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., hereinafter referred to as Perdigão Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda, respectively, both with their headquarters in the city of Nova Mutum, state of Mato Grosso. The total investment forecast for this unit, including the acquisition value, is approximately R$40,000 to be disbursed according to the cash needs for that business. The amount of R$13,081 referring to goodwill was accounted on the acquisition date.

On 2005 3rd Quarter plants and equipments of the soybean crushing and oil unit located in the city of Marau, state of Rio Grande do Sul, were sold. By the same time there was signed a contract licensing the soybean oil brands Perdigão and Borella, for a seven-year period, for the purchaser of this plants and equipments.

2.              BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Quarterly Information – ITR, related to the third quarter of 2005, except for the description of the next paragraph, were prepared according to the same accounting practices adopted for the previous quarter, as well as for the fiscal year ended on December 31, 2004. Such Quarterly Information is in accordance with the Corporate Law and supplementary rules of the Brazilian Securities Commission (“Comissão de Valores Mobiliários”) – CVM, and is presented in thousands of Brazilian Reais, except where indicated otherwise.

To better reflect the operating result and its classification in the consolidated statement of income, we have reclassified the effects of gains or losses in the investments abroad from the Equity Pick-up to Financial results (Note 9 and 17).

In order to provide additional information, in Note 18 is presented the Cash Flow, prepared according to the Accounting Norms and Procedures – NPC 20 issued by IBRACON –  the Brazilian Independent Accountants Institute .

3.              MAIN ACCOUNTING PRACTICES

a)             Cash and Banks: Comprises balance of cash in hands and in Banks.

b)            Short and Long Term Investments: Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 4).

c)             Trade Accounts Receivable: stated net of provision for doubtful accounts, which was constituted based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 5).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it negotiates part of its trade accounts receivable originated in the domestic market.

d)            Translation of Foreign Currency: all assets and liabilities of the foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly rates in force. The gains or losses resulting from this conversion are accounted to net financial income/ (expenses). (Note 17).

The exchange rates in Reais on the closing date of translated balance sheets were as follows:

	09/30/2005	06/30/2005
US$ Dollar	2.2222	2.3504
Euro (€)	2.6718	2.8459
Pound (£)	3.9189	4.2077

e)             Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made there after the utilization date are accounted as income/expenses, against the amount payable to the supplier (Note 6).

f)             Taxes and contributions on income: In Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations.

Deferred taxes represent the credit / debt losses carry forwards and negative social contribution (CSLL) base, as well as the temporary differences between tax bases and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or noncurrent assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets (Note 8).

g)            Investments in Subsidiaries: are adjusted by the equity method and other investments are stated at acquisition cost, reduced to market value, when applicable (Note 9).

h)            Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent specialists, less accumulated depreciation. Since 1997, according to specific instruction issued by CVM, the Company has capitalized interest incurred in financing the construction of certain qualified assets. Depreciation is determined under the straight-line method, based on the rates set forth in Note 10 (depletion based on utilization), and charged to production costs or directly to operating expenses as the case may be.  Expenditures for maintenance and repairs are charged to income when incurred, except when the maintenance results in increased production capacity or useful life of the asset.

i)              Deferred charges: consist mainly of intangible assets represented by costs incurred during development, construction and implementation of projects that will benefit the results in future years.  Charges will be amortized against result over the estimated period during which these projects are contributing to the company’s income.  Deferred charges include also the goodwill resulting from acquisition of subsidiary Batavo, that was later incorporated to the Company. Goodwill arises from the difference between the amount paid and the book value of the investment and it has been amortized according to rates stated in Note 11.

j)              Provision for contingencies: Calculated based on an analysis of contingencies, taking into account risks and estimates, and its amount is considered sufficient by the Management and its legal advisors to cover probable losses (Note 14).

k)             Derivative Financial Instruments: these are measured using the accrual method and unrealized gains/losses are recorded as short-term debt, current or noncurrent, as the case may be, on the date of each balance sheet (Note 12). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expense.

l)              Revenues Recognition: in the domestic market revenue is recognized at the time when the products are delivered. Export sales recognition is on the date of shipment or when ownership title is transferred to customers after their acceptance of the goods.

m)            Profit sharing of management and employees: the employees and Management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which it the goal is attained and profits are achieved.

n)            Shipping and handling costs: refers to storage and freight costs for transportation of finished goods until delivery to customers. Costs incurred related to goods not yet delivered are capitalized as prepaid expenses and recognized as selling expenses upon the actual delivery of the goods to the customer.

o)            Use of estimates: In preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

p)            Earnings per share: Calculated based on shares outstanding at the balance sheet date.

4.              SHORT AND LONG-TERM INVESTMENTS - CONSOLIDATED

	09/30/2005	06/30/2005
Highly liquid investments maturing in less than 90 days	249,898	176,643
Bank Deposit Certificates – CDB, denominated in Reais maturing in 2005	39,139	38,530
Brazilian Treasury Notes:
- Prefixed and postfixed interest denominated in Dollar, maturing up to 2006	90,119	95,088
- Prefixed interest, denominated in Euro, maturing until 2009	4,629	4,795
Fixed Income Funds	27,577	26,248
	411,362	341,304

Short-term	319,218	242,799
Long-term	92,144	98,505

5.              TRADE ACCOUNTS RECEIVABLE- CONSOLIDATED

	09/30/2005	06/30/2005
Short Term
Accounts receivable	491,188	466,329
(-) Advance on Bills of Exchange – ACE	(42,092)	(86,982)
(-) Credit Rights Investment Fund – FIDC	(76,283)	(69,296)
(-) Provision for doubtful accounts	(2,633)	(3,531)
	370,180	306,520
Long-Term
Accounts receivable	22,852	22,768
(-) Provision for doubtful accounts	(11,661)	(11,475)
	11,191	11,293

6.     INVENTORIES – CONSOLIDATED

	09/30/2005	06/30/2005
Finished Products	199,247	175,739
Goods in process	23,748	23,852
Raw materials	100,469	51,186
Secondary material and packing	85,164	81,580
Livestock (poultry, turkey and hogs)	256,647	258,882
Advances to suppliers and imports in transit	25,410	21,798
	690,685	613,037

7.     RECOVERABLE TAXES

	Parent Company		Consolidated
	09/30/2005	06/30/2005	09/30/2005	06/30/2005
State VAT (ICMS tax)	—	—	53,575	41,840
Income Tax and Social Contribution	12,647	17,313	19,970	37,253
PIS/COFINS	—	—	20,895	19,681
IPI Tax	—	—	6,200	6,217
Others	—	—	2,843	1,563
	12,647	17,313	103,483	106,554

Short-Term	12,647	17,313	73,808	72,846
Long-Term	—	—	29,675	33,708

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its export revenues, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market, or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s Capital by the parent company, as well as payments of IRPJ and CSSL in advance, which are offset against the IRPJ (Corporate Income Tax) and other federal taxes;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS tax, effective since December, 2002 and COFINS, as from February 2004, which are offset against other federal taxes.

8.     TAXES AND CONTRIBUTIONS ON INCOME

	Nine months ended on:
	Parent Company		Consolidated
	09/30/2005	09/30/2004	09/30/2005	09/30/2004
Profit before Income Tax, social contribution and profit-sharing	250,427	205,249	329,000	257,430
Tax Rate	34%	34%	34%	34%
Expense at nominal rate	(85,145)	(69,785)	(111,860)	(87,526)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	5,755	7,713
Interest Over Company’s Capital	469	—	23,754	17,000
Equity Pick-up	85,157	69,218	(29,109)	(2,379)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	57,687	34,421
Other Adjustments	10	3	(4,397)	7,354
Effective benefit (expense)	491	(564)	(58,170)	(23,417)
Current income taxes	398	(618)	(61,410)	(25,937)
Deferred income taxes	93	54	3,240	2,520

Deferred Income tax and social contribution are as follows:

	Parent Company		Consolidated
	09/30/2005	06/30/2005	09/30/2005	06/30/2005
Tax losses Carry Forwards (IRPJ)	—	99	586	1,103
Negative Calculation bases (CSLL)	—	48	2,958	3,923
Temporary differences:
Provision for contingencies	11	11	16,115	13,894
Other temporary differences	8,273	358	33,649	22,936
Realizable revaluation reserve	—	—	(339)	(360)
Accelerated depreciation, with incentives	—	—	(1,028)	(1,151)
	8,284	516	51,941	40,345

Current Asset	8,146	378	19,873	10,426
Non-current Assets	138	138	33,435	31,430
Long-Term Liabilities	—	—	1,367	1,511

The Company Management expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be fully realized up to 2006.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are finally adjudged and, consequently, there are no estimates for realization; thus, they are classified as long-term.

9.     INVESTMENTS IN SUBSIDIARIES – PARENT COMPANY

	Perdigão	Perdigão	Total
	Agroindustrial S.A.	Export Ltd.	09/30/2005	06/30/2005
Paid-in capital	780,000	22	—	—
Net income accumulated in the period	250,459	—	—	—
Net Equity of the Subsidiary	1,143,560	—	—	—
Shares owned by Perdigão S.A.	100%	100%	—	—
Investment before equity method	961,579	—	961,579	961,579
Interest Over Company’s Capital	(68,484)	—	(68,484)	(45,120)
Equity pick-up	250,459	—	250,459	153,593
Donations, subventions and tax incentives	6	—	6	6
Equity method investment	1,143,560	—	1,143,560	1,070,058

10.  PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual Deprec. Rate. (%)	09/30/2005	06/30/2005
Buildings and betterments	4 to 10	596,218	565,398
Machinery and equipment	10 to 20	680,396	661,639
Electric and hydraulic installations	10	69,283	66,339
Forests and reforestations	Depletion	23,586	22,956
Other	10 to 20	25,923	23,911
Land		86,904	87,772
Construction in progress		41,767	54,453
Advances to suppliers		22,176	16,251
(Less) Accumulated depreciation		(520,972)	(503,988)
		1,025,281	994,731

11.  DEFERRED CHARGES - CONSOLIDATED

	Annual Amort. Rate. (%)	09/30/2005	06/30/2005
Preoperating expenses at the Rio Verde Plant (Goiás)	10	59,354	59,354
Implementation of integrated management systems	20	12,493	15,181
Projects for improvement of administrative processes	—	35,733	31,011
Goodwill on business acquisition (Frigorífico Batávia S.A.)	20	18,888	18,888
Others	Various	13,680	14,731
(-) Accumulated Amortization		(49,014)	(48,114)
		91,134	91,051

12.  SHORT-TERM DEBT – CONSOLIDATED

Funding Line	Annual Charges (%)	09/30/2005	06/30/2005
Local Currency:
Production	8.75%	96,545	99,211
Production	TR + 16.88%	2,825	—
Working Capital	31.46%	—	1,608
		99,370	100,819
Foreign Currency:
Net Swap Balance	% CDI vs ev (US$ and other currencies)	33,633	15,407
		33,633	15,407
Sub-total		133,033	116,226
Current portion of long-term debt		162,199	191,407
Current Debt		295,232	307,633

13.  LONG-TERM DEBT – CONSOLIDATED

Funding Line	Annual Charges (%)	09/30/2005	06/30/2005
Local Currency:
Working Capital	5.74% (6.68% on 06/30/2005)	87,469	109,342
Property, Plant and Equipment	2.09% (2.08% on 06/30/2005) +TJLP	77,210	86,372
Debentures	6.00 + TJLP%	49,218	48,782
		213,897	244,496
Foreign Currency: (mainly U.S. dollar)
Working Capital	5.39% (5.08% on 06/30/2005) + e.v. (US$ and other currencies)	345,306	223,129
Export Prepayment	5.27% (5.08% on 06/30/2005) + e.v. (US$)	368,957	272,205
Export Advance Contract (ACC)	3.30% (3.08% on 06/30/2005) + e.v. (US$)	726	13,439
Property, Plant and Equipment	10.27% (10.50% on 06/30/2005) + e.v. (US$ and other currencies)	5,387	6,332
		720,376	515,105
Total		934,273	759,601
Current portion of long-term debt		(162,199)	(191,407)
Non-current Debt		772,074	568,194

Long-Term installments has the following maturity dates:

Years	09/30/2005
2006	60,124
2007	91,755
2008	230,570
2009	89,995
2010 to 2043	299,630
772,074

Loans in the amount of R$103,800 (R$116,967 as of June, 30 2005) are guaranteed by chattel mortgage, mortgage and pledge of assets, and the remaining by suretyships offered by Perdigão S.A.

The Company has loans granted by a group of banks for future exports. These loan agreements have grace periods of 24 to 48 months and their maturity dates are from January/2006 to July/ 2012.

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of September 30, 2005, 44,342 debentures were redeemed.

Financial liabilities of the Company are guaranteed by R$639,029 (R$547,412 as of June 30, 2005) through guarantees of Perdigão S.A.; R$494,581 (R$458,168 as of June 30, 2005) mortgage of properties and guarantees, R$2,401 (R$1,025 as of June 30, 2005) fiduciary liens as collateral for loans, financing and debentures and R$74,134 (R$82,860 as of June 30, 2005) in mortgages for other liabilities.

14.  COMMITMENTS AND CONTINGENCIES  –  CONSOLIDATED

14.1)                       Provision for contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”.

The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

It is the Management’s opinion that there is no legal dispute in which the Company or any of its subsidiaries are involved with, or to which any of its assets is subject to, that is not duly provisioned, or which, jointly or individually, may have relevant adverse effects on the operating results or on the Company’s financial situation.

Provision for contingencies were constituted as follows:

	09/30/2005	06/30/2005
Tax Contingencies:
ICMS (VAT tax) (a)	1,751	3,257
Income tax and social contribution (b)	40,605	39,572
Others (c)	60,918	56,566
	103,274	99,395
Labor lawsuits (d)	12,905	11,740
Civil, commercial and others:
Indemnity claims – illness or accidents (e)	4,009	4,092
Others (f)	3,828	2,214
	7,837	6,306
	124,016	117,441

a)             Some units of the Company are taking administrative and judicial actions, regarding issues involving some credits; these have been provisioned based on the opinion of the Company’s legal counsel.

b)            Based on an injunction, the Company recognized the special adjustment for inflation for July and August of 1994 (42.76%), when there was a change in the Brazilian currency in use at the time. The Company considered this adjustment for inflation deductible for Income Tax and social contribution calculation purposes, since it was no more than the recovery of inflation losses. However, the Brazilian law has not recognized this loss. This matter has not been reviewed by the Federal Supreme Court, but based on its legal counsel the Company recognized this contingency for its total value.

c)             The tributary contingencies named “Others” refers to 217 lawsuits totaling R$369,785 (219 proceedings for a total of R$366,659 as of June 30, 2005) individual values ranging from R$0.05 to R$41,859 for which provision has been made based on the opinion of the Company’s legal counsel. This refers to the judicial claim against payment of the following taxes: PIS - Programa de Integração Social (a tax charged on financial income to fund social programs), COFINS - Contribuição para Financiamento da Seguridade Social (a tax charged on financial income to fund social security) and the increase from 2% to 3% in the rate charged on the CPMF –  Contribuição Provisória sobre Movimentação Financeira (Provisional Contribution on Financial Operations) on exports income, INCRA – Instituto Nacional de Colonização e Reforma Agrária, SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural, on payroll, among others.

d)            The Company and its subsidiaries have 898 individual labor claims in progress totaling  R$174,581 (807 individual claims totaling R$168,441 as of June 30, 2005), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$12,766 (R$11,240 as of June 30, 2005) is deemed sufficient to cover possible losses.

e)             These are mainly lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Claims total R$55,597 (R$56,773 as of June 30, 2005) and provision will be established after decision at the lower court.

f)             This refers to the following cases: traffic accidents, property damage, physical casualties and others. There are 646 cases totaling R$74,531 with individual amounts up to R$24,815 (617 cases totaling R$70,851 with some individual claims valued at R$25,196 as of June 30, 2005) for which the provision for losses is based on the opinion of our legal counsel. The Company is part of a legal proceeding in which an eventual breach of contractual clause is being discussed and it is still not possible to estimate a value as yet. Management does not expect to incur significant losses.

For all legal disputes currently in progress, the Company and its subsidiaries have escrow deposits totaling R$18,910 (R$17,815 as of June 30, 2005), which are recorded as noncurrent assets.

14.2)                       Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by the Management and our legal counsel. The most relevant claim refers to IPI tax credits. These assets will be recognized by the Company only when a final sentence has been rendered.

14.3)                       Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of September 30, 2005, such firm commitments amounted to R$96,567(R$53,685 as of June 30, 2005).

15.  SHAREHOLDERS’ EQUITY

a)             Paid-in Capital

As of September 30, 2005, the capital was represented by 44,652,384 registered, no-par value shares, of which 15,471,957 are common shares and 29,180,427 are preferred shares. Foreign investors hold 27,208 common shares (33,708 on June 30, 2005) and

10,578,632 preferred shares (9,253,091 on June 30, 2005) of which 1,525,362 preferred shares (1,303,460 on June 30, 2005) are represented by 762,681 (651,730 on June 30, 2005) American Depositary Receipts - ADRs.

The Company has 143,495 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of five reais and sixty-eight cents (R$5.68) per share, for future sale or cancellation.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares

Preferred shares have priority in any reimbursement of capital in case of liquidation of the Company, but they do not have voting rights. All shares are equally entitled to a minimum dividend of 25% of the net income, adjusted in accordance with legislation. If the Company fails to distribute a minimum dividend of 25% of the net income to the shareholders, the preferred shares shall have the right to a minimum cumulative dividend of RS$0.001 per thousand of shares.

In the Shareholders’ agreement established on October 25, 1994 between the controlling Pension Funds, it was agreed that they would consult each other in advance about exercising their voting rights.

In the General Extraordinary Meeting held on December 17, 2002, “tag along” rights were approved, which give preferred shares the right to be included in a public offering related to the transfer of control, assuring them the minimum price of eighty percent (80%) of the amount paid per voting share of the controlling block of shares.

b)            Reconciliation of shareholders´ equity and operating results for the period

The difference between the Parent Company and the Consolidated refers to the elimination of unrealized profit in operations with subsidiaries in the amount of R$1,190 (R$1,293 as of June 30, 2005) in the shareholders equity and R$996 (R$893 as of June 30, 2005) in the fiscal year results.

c)             Statements of Changes in Shareholders’ Equity - Consolidated

		Reserves of	Treasury	Accumulated
	Capital Stock	Income	Shares	Income	Total
Balance as of December, 31,2004	490,000	480,935	(815)	—	970,120
Net income in the Period	—	—	—	251,914	251,914
Capital Increase	310,000	(310,000)	—	—	—
Interest over Company’s Capital	—	—	—	(46,500)	(46,500)
Balance as of September 30, 2005	800,000	170,935	(815)	205,414	1,175,534

The Ordinary and Extraordinary General Shareholders Meeting held on April 29, 2005, approved the increase of the Capital Stock from R$490,000 to R$800,000 without issuance of new shares, through the incorporation of the following reserves: Legal Reserve - R$17,000; Reserve for expansion - R$207,083 and Fund for capital increase - R$85,917.

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)                                      Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

Following is a summary of the main risks and the related derivatives outstanding:

b)                                     Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by the LIBOR, TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk in the swap contracts that are indexed by the CDI.

c)                                      Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company´s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	09/30/2005	06/30/2005
Cash, and short/ long-term investments	275,454	214,485
Swap agreements (notional amounts)	229,751	149,709
Short and long-term loans	(720,652)	(515,283)
Other operating assets and liabilities	177,336	122,191
	(38,111)	(28,898)

The Company’s outstanding derivative position on September 30, 2005 is as follows:

			Reference	Unrealized Gain
Instrument	Receivable	Payable	Value	(Loss)
Swaps	US$	R$	248,799	(34,527)
Swaps	US$	Euro	8,791	341
Swaps	US$	Pounds	12,883	523
				(33,663)

In the nine-month period ended on September 30, 2005 the losses on derivatives recognized as interest expenses amounted to R$44,553 (income of R$6,596 on September 30, 2004).

d)                                     Commodities risk management

In the normal course of its operations, the Company buys some commodities, mainly (i) grains (corn and soybeans), raw materials used in the preparation of feed, which are the largest individual components of the Company’s cost of sales and (ii) live hogs for slaughtering.

The price of corn and soybean are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of September 30, 2005 there were no commodities derivatives outstanding and during the nine-months period ended on September 30, 2005, we have not entered any derivative agreements involving commodities.

e)                                      Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	09/30/2005		06/30/2005
	Book Value	Market Value	Book Value	Market Value
Financial assets:
Short/ long-term investments	411,362	413,662	341,304	342,870
Trade accounts receivable	381,371	381,371	317,813	317,813

Financial liabilities:
Short/Long-term debt	1,033,643	1,033,643	860,420	860,420
Trade accounts payable	342,133	342,133	369,390	369,390
Unrealized losses on derivatives	(33,663)	(33,800)	(15,407)	(15,269)

17.  FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	Nine Months Ended
	09/30/2005	09/30/2004
Expenses:
Interest Expense	(103,095)	(160,195)
Exchange Variation	100,677	17,460
Financial transactions tax (CPMF)	(17,240)	(15,897)
Other expenses	(532)	(6,624)
	(20,190)	(165,256)
Income
Interest Income	36,937	80,200
Exchange Variation	(14,507)	(4,940)
Gains/losses from translation effects of investments abroad (i)	(85,615)	(6,998)
Other Income	20,653	(2,976)
	(42,532)	65,286
Net Financial Income	(62,722)	(99,970)

(i) As described in Note 2, as from this fiscal year we have been classifying the effects of gains/losses in the currency translation of investments abroad as financial income (expense). To allow the comparison between the results of the periods, we reclassified also the results for the period ended on September 30, 2004.

18.  CASH FLOW

	Nine Months Period Ended:
	09/30/2005	09/30/2004	09/30/2005	09/30/2004
	Parent Company		Consolidated
OPERATING ACTIVITIES
Net Income for the period	250,918	204,685	251,914	211,329
Adjustments to reconcile net income to net cash generated by operating activities:
Depreciation, amortization and depletion	—	—	84,414	75,566
Amortization of goodwill	—	—	2,558	2,834
Equity Pick-Up	(250,465)	(203,582)	—	—
Gain (loss) on permanent asset disposals	—	—	(3,350)	1,226
Deferred Income Tax	(8,037)	(54)	(3,240)	(2,520)
Exchange Variations and Interest	—	—	(32,972)	19,053
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	(124,893)	7,047
Inventories	—	—	(106,104)	(42,090)
Suppliers	(2)	4	2,423	40,093
Payroll and related charges	24,253	11,821	23,072	(8,432)
Net cash from operating activities	16,667	12,874	93,822	304,106
CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments net of redemption	—	—	(37,056)	223,474
Other Investments	(4)	—	(17)	(15)
Additions to fixed assets	—	—	(167,689)	(59,632)
Business acquisition	—	—	(5,200)	—
Disposal of fixed assets	—	—	12,283	11,458
Additions to deferred charges	—	—	(27,869)	(11,040)
Interest over Company’s Capital received	68,484	73,100	—	—
Net cash provided by (used in) investing activities	68,480	73,100	(225,548)	164,245
CASH FLOWS FROM FINANCING ACTIVITIES
Debt Insurance	—	—	1,268,447	829,836
Repayment of Debt (principal and interest)	—	—	(1,052,936)	(1,168,426)
Dividends and Interest over Company’s Capital paid	(85,186)	(86,000)	(85,186)	(86,000)
Net cash provided by (used in) financing activities	(85,186)	(86,000)	130,325	(424,590)
Net increase (decrease) of cash	(39)	(26)	(1,401)	43,761
At beginning of the period	61	48	12,349	10,955
At end of the period	22	22	10,948	54,716

19.  TRANSACTIONS WITH RELATED PARTIES

The main transactions between the Company and related parties that were eliminated from these consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A. and subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loan payable of R$6,054 (receivable of R$274 as of June 30, 2005); Income in the period of R$2.619 (R$5.140 as of September 30, 2004); Expenses during the period of R$50.

20.  INSURANCE COVERAGE - CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,453,222, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

21.  SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada, (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution type plan, therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of September 30, 2005 the plan had 19,146 (19,238 as of June 30, 2005) participants and net assets of R$81,026 (R$73,687 as of June 30, 2005). The sponsor contributed R$3,606 for the period (R$3,249 as of September 30, 2004), of which R$3,207 refers to the basic contribution (R$2,857 as of September 30, 2004) and R$399 for past services (R$392 as of September 30, 2004). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$5,838, (R$6,180 as of June 30, 2005), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds, shares, debentures and other securities, totaling R$81,038 (R$73,707 as of June 30, 2005).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

In addition to the supplemental retirement plan, the Company offers to its employees at the time of their retirement, other benefits such as health care plans for a determined period and permanent life insurance.

05.01 COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

06.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 09/30/2005	4- 06/30/2005
1	Total Assets	2,919,877	2,669,346
1.01	Current Assets	1,564,564	1,338,909
1.01.01	Cash, Banks and Investments	330,166	254,211
1.01.01.01	Cash and Banks	10,948	11,412
1.01.01.02	Short-Term Investments	319,218	242,799
1.01.02	Credits	370,180	306,520
1.01.02.01	Trade Accounts Receivable	370,180	306,520
1.01.03	Inventories	690,685	613,037
1.01.04	Others	173,533	165,141
1.01.04.01	Recoverable Taxes	73,808	72,846
1.01.04.02	Deferred Taxes	19,873	10,426
1.01.04.03	Notes Receivable	11,441	11,682
1.01.04.04	Others	35,435	38,268
1.01.04.05	Prepaid Expenses	32,976	31,919
1.02	Non-current Assets	225,377	232,775
1.02.01	Credits	11,191	11,293
1.02.01.01	Trade Accounts Receivable	11,191	11,293
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	214,186	221,482
1.02.03.01	Cash Investments	92,144	98,505
1.02.03.02	Taxes Receivable	29,675	33,708
1.02.03.03	Deferred Taxes	33,435	31,430
1.02.03.04	Notes Receivable	39,458	39,453
1.02.03.05	Legal Deposits	18,910	17,815
1.02.03.06	Others	564	571
1.03	Permanent Assets	1,129,936	1,097,662
1.03.01	Investments	13,521	11,880
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	0	0
1.03.01.03	Other Investments	13,521	11,880
1.03.01.03.01	Interest Through Fiscal Incentives	74	74
1.03.01.03.02	Other Investments	366	364
1.03.01.03.03	Tax Incentive Interest	13,081	11,442
1.03.02	Fixed Assets	1,025,281	994,731
1.03.03	Deferred Charges	91,134	91,051

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 09/30/2005	4- 06/30/2005
2	Total Liabilities	2,919,877	2,669,346
2.01	Current Liabilities	841,780	898,925
2.01.01	Short-Term Debt	295,232	307,633
2.01.02	Debentures	0	0
2.01.03	Suppliers	342,133	369,390
2.01.04	Taxes and Contribution	35,453	35,220
2.01.04.01	Tax Obligations	35,453	35,220
2.01.05	Dividends Payable	268	44,179
2.01.05.01	Dividends Payable	75	75
2.01.05.02	Interest Over Company’s Capital Payable	193	44,104
2.01.06	Provisions	0	0
2.01.07	Debts with Associates	0	0
2.01.08	Others	168,694	142,503
2.01.08.01	Payroll and Related Charges	123,000	104,955
2.01.08.02	Profit Sharing Payable	27,762	18,345
2.01.08.03	Other Obligations	17,932	19,203
2.02	Non-current Liabilities	902,563	691,479
2.02.01	Long-Term Debt	772,074	568,194
2.02.02	Debentures	0	0
2.02.03	Provisions	124,016	117,441
2.02.03.01	Provision for Contingencies	124,016	117,441
2.02.04	Debts with Associates	0	0
2.02.05	Others	6,473	5,844
2.02.05.01	Taxes and Social Obligations	5,106	4,333
2.02.05.02	Deferred Taxes	1,367	1,511
2.03	Deferred income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders’ equity	1,175,534	1,078,942
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	171,116	171,013

1- Code	2- Description	3- 09/30/2005	4- 06/30/2005
2.05.04.01	Legal	22,276	22,276
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	148,840	148,737
2.05.04.07.01	Expansion Reserves	150,845	150,845
2.05.04.07.02	Increase Capital Reserves	0	0
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	(1,190)	(1,293)
2.05.05	Accumulated Earnings/ Losses	204,418	107,929

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1- Code	2- Description	3-07/01/2005 to 09/30/2005	4-01/01/2005 to 09/30/2005	5- 07/01/2004 to 09/30/2004	6- 01/01/2004 to 09/30/2004
3.01	Gross Sales	1,459,881	4,314,680	1,378,346	3,990,135
3.01.01	Domestic Market	717,278	2,162,207	677,176	1,984,113
3.01.02	Exports	742,603	2,152,473	701,170	2,006,022
3.02	Sales Deductions	(173,105)	(512,850)	(166,089)	(472,765)
3.03	Net Sales	1,286,776	3,801,830	1,212,257	3,517,370
3.04	Cost of Sales	(921,534)	(2,738,846)	(901,356)	(2,545,669)
3.05	Gross Profit	365,242	1,062,984	310,901	971,701
3.06	Operating Income/Expenses	(245,549)	(732,700)	(260,734)	(711,521)
3.06.01	Selling Expenses	(210,087)	(613,578)	(206,868)	(564,345)
3.06.02	General and Administrative	(17,521)	(48,566)	(16,246)	(44,705)
3.06.02.01	Administrative	(15,263)	(41,418)	(14,478)	(39,236)
3.06.02.02	Management Fees	(2,258)	(7,148)	(1,768)	(5,469)
3.06.03	Financial	(15,399)	(62,722)	(36,927)	(99,970)
3.06.03.01	Financial Income	(10,042)	(42,532)	5,038	65,286
3.06.03.02	Financial Expenses	(5,357)	(20,190)	(41,965)	(165,256)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(2,542)	(7,834)	(693)	(2,501)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	119,693	330,284	50,167	260,180
3.08	Non-operating Income	(593)	(1,284)	(1,066)	(2,750)
3.08.01	Income	5,514	14,327	6,080	15,128
3.08.02	Expenses	(6,107)	(15,611)	(7,146)	(17,878)
3.09	Income Before Tax and Profit Sharing	119,100	329,000	49,101	257,430
3.10	Current Income Tax And Social Contribution	(26,836)	(61,410)	(3,122)	(25,937)
3.11	Deferred Income Tax and Social Contribution	11,596	3,240	(694)	2,520
3.12	Statutory Participations/Contributions	(7,268)	(18,916)	(5,016)	(22,684)
3.12.01	Profit Sharing	(7,268)	(18,916)	(5,016)	(22,684)
3.12.01.01	Management Profit Sharing	(1,036)	(2,708)	(906)	(4,681)
3.12.01.02	Employees’ Profit Sharing	(6,232)	(16,208)	(4,110)	(18,003)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest over Company’s Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income for the period	96,592	251,914	40,269	211,329
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Earnings Per Share	2.17017	5.65986	0.90474	4.74802
	Loss Per Share

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM		CORPORATE LAW
QUARTERLY INFORMATION – ITR – September 30, 2005
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERDIGÃO COMPANIES MANAGEMENT REPORT – 3rd QUARTER 2005

Perdigão S.A.

Stock Exchange

Ticker Symbols:

BOVESPA:

PRGA4 – Preferred

PRGA3 – Common

Level I – Corporate Governance

NYSE:

PDA

ADR Level II

Wang Wei Chang

CFO

Investor Relations

Av.Escola Politécnica
760

05350-901 Jaguaré SP

Phone: 5511 37185301

Fax 5511 37185297

E-mail:

acoes@perdigao.com.br

Investor Relations web site:

www.perdigao.com.br/ri/eng

Perdigão is one of the largest Latin American food companies and one of the biggest processing meat in the world. The company exports its products for more than 100 countries.

Dear Shareholders,

Export volumes of frozen and chilled products increased by 16.2% while the domestic market grew 10.8% in the quarter.

For the first nine months of the year, export volumes of these same products increased 17.4% while domestic market demand was up 8.1%.

As a result of this performance, the company’s gross sales for the quarter increased 5.9% and for the nine-month period, by 8.1%. These results could have been better had it not been for the sharp appreciation of the Real against the US dollar during both periods.

Perdigão was successful in maintaining operating margins at a high level for the quarter and the first nine months of 2005, and above the historical average thanks to company endeavors to improve product mix and operating efficiency in addition to reducing costs and expenses, allied to growth in sales.

(The variations in this report are comparisons between 3Q05 and 3Q04 or accumulated data for 2005 against 2004)

OPERATING AND FINANCIAL HIGHLIGHTS – Third Quarter 2005

•                  Gross sales of R$ 1.5 billion, a growth of 5.9%;

•                  Growth of 13.7% in sales volume of frozen and chilled products;

•                  Domestic sales were 5.9% up with frozen and refrigerated volume 10.8% higher;

•                  Exports of frozen and chilled products grew 16.2% by volume with revenue 5.9% higher, accounting for 57.7% of the Company’s net sales;

•                  Higher value-added products reported a 15.4% growth in volume;

•                  Gross profit amounted to R$ 365.2 million, a 17.5% increase on a gross profit margin of 28.4% against 25.6% posted in the preceding year;

•                  EBITDA reached R$ 165.8 million due to a good sales performance and well managed costs, productivity and expenses, and reflected in an EBITDA margin of 12.9%;

•                  Net income was R$ 96.6 million, 139.9% greater, and representing a gain of 420 basis points in net margin to 7.5%;

•                  Perdigão’s shares posted an average daily trading volume for the year to September of US$ 3.3 million, an increase of 106%.

HIGHLIGHTS - R$ million	3Q05	% Net Sales	3Q04	% Net Sales	% Ch.
Gross Sales	1,459.9	113.5	1,378.3	113.7	5.9
Domestic Market	717.3	55.7	677.2	55.9	5.9
Exports	742.6	57.7	701.2	57.8	5.9
Net Sales	1,286.8	100.0	1,212.3	100.0	6.1
Gross Profit	365.2	28.4	310.9	25.6	17.5
EBIT	137.6	10.7	87.8	7.2	56.8
Net Income	96.6	7.5	40.3	3.3	139.9
EBITDA	165.8	12.9	113.6	9.4	45.9
EPS*	2.2		0.9		139.9
Frozen and Chilled products (thousand tons)	325.1		285.9		13.7

HIGHLIGHTS - R$ million	YTD.05	% Net Sales	YTD.04	% Net Sales	% Ch.
Gross Sales	4,314.7	113.5	3,990.1	113.4	8.1
Domestic Market	2,162.2	56.9	1,984.1	56.4	9.0
Exports	2,152.5	56.6	2,006.0	57.0	7.3
Net Sales	3,801.8	100.0	3,517.4	100.0	8.1
Gross Profit	1,063.0	28.0	971.7	27.6	9.4
EBIT	400.8	10.5	362.7	10.3	10.5
Net Income	251.9	6.6	211.3	6.0	19.2
EBITDA	480.0	12.6	438.6	12.5	9.4
EPS*	5.7		4.7		19.2
Frozen and Chilled products (thousand tons)	929.0		821.2		13.1

*Earnings per share (in Reais), excluding treasury shares.

EBITDA

In millions of Brazilian reais

SECTORIAL PERFORMANCE

Brazilian exports maintained a consistent rate of growth. According to the Brazilian Association of Chicken Producers and Exporters (Abef), overseas sales of poultry meat amounted to 2.08 million tons, an accumulated growth of 17% for the first nine months in relation to the same period in 2004. Shipments of pork meat totaled 474 thousand tons, representing an increase of 31% based on data published by the Brazilian Pork Meat Industry and Exporters Association (Abipecs).

Domestic Consumption

AC Nielsen data for domestic sales of processed products reported the following performance by volume: a 9.1% growth in the consumption of specialty meats and 15.3% in pizzas YTD August 2005. Based on accumulated figures to the end of September, during the year, frozen meat product sales posted an increase of 6.8%, driven by higher demand for hamburgers – 14.6% higher, while the pasta segment grew by 12.3%.

Following three years of lackluster domestic demand for non-durable goods, we believe that consumption could now show some recovery, albeit modest, and affected by the increase in personal credit, which has boosted demand for durable goods and increased the percentage of family income committed to this sector.

Raw Materials

More abundant soybean supplies is one of the key components impacting the cost of sales. Although the American 2005/6 crop, estimated at 81 million tons, is lower than on 2004/5, inventory levels have increased, dictating the negative trend in international prices.

This factor, allied to the appreciation in the Real, has seen domestic market prices below those of 2004 during the first nine months of 2005. For the year 2005 as a whole, acquisition costs of soybean-related products are forecasted to be about 15% below 2004.

While a similar scenario prevails for corn on the international front, a poor domestic crop has meant that Brazil, from being a net exporter, has now become a net importer. For this reason, average corn acquisition costs in 2005 are estimated at approximately 5% higher than 2004.

INVESTMENTS AND PROJECTS

Investments during the quarter amounted to R$ 58.6 million, a 121.9% increase. Capital expenditures were largely allocated to: expansion of the hatchery at Rio Verde-GO; new product lines and expansion of output principally in specialty and frozen products; the implementation of the Araguaia project in Mineiros-GO; enhanced production at the Nova Mutum-MT unit as well as Distribution Center expansion.

For the first nine months of 2005, capital expenditures totaled R$ 172,9 million, representing 59.6% of the 2005 budget.

New Segment – Beef

On September 22, Perdigão announced that it was expanding its business into the beef market destined largely for export. The Company has signed an industrial processing agreement with Arantes Alimentos Ltda., which operates a plant in Cachoeira Alta-GO. During the course of next year, the objective is to reach a production level of approximately 60,000 tons of beef products, enhancing overall sales revenue by about R$ 270 million.

OPERATING PERFORMANCE

Production

During the quarter, the Company slaughtered 133.7 million head of poultry and a further 959.7 thousand head of hogs to meet demand, especially in the overseas market. These production levels represented increases of 9.2% and 13.1%, respectively.

The production of frozen and chilled products increased by 16.4% during the quarter, a rise of 14.9% and 18.5% in the poultry and pork meat segments, respectively. For the first nine months of 2005, output was up by 13.1%, an increase of 10.7% and 16.5% in the two segments, respectively.

Production	3Q05	3Q04	% Ch.	YTD. 05	YTD. 04	% Ch.
Poultry Slaughter (million heads)	133.7	122.5	9.2	385.8	363.4	6.2
Hog Slaughter (thousand heads)	959.7	848.9	13.1	2,688.2	2,372.3	13.3
Poultry Meats (thousand tons)	191.7	166.9	14.9	534.2	482.6	10.7
Pork/Beef Meats (thousand tons)	141.3	119.2	18.5	394.1	338.4	16.5
Total Meats (thousand tons)	333.0	286.1	16.4	928.3	821.0	13.1
Other Processed Products (thousand tons)	5.4	5.4	1.2	16.7	14.6	14.4
Feed and Premix (thousand tons)	804.5	733.6	9.7	2,291.4	2,169.4	5.6
One-day Chicks (million units)	139.4	129.5	7.7	403.2	380.6	5.9
Soybean Crushing (thousand tons)	75.0	140.8	(46.7)	324.6	425.6	(23.7)
Degummed Oil (thousand tons)	13.0	25.3	(48.6)	56.8	76.0	(25.3)
Refined Oil (thousand tons)	5.9	17.4	(66.1)	40.4	51.3	(21.3)

In July, Perdigão signed commercial agreements with Bunge Alimentos, as part of the strategy of focusing on its core business. These agreements included the sale of the Marau-RS unit’s soybean crushing and oil refining assets with a processing capacity of a thousand tons of soybeans/day. The Company also signed a seven-year licensing agreement with Bunge for the use of the Perdigão and Borella soybean oil brand names, while Bunge is to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS) for the same period.

Consequently, the Perdigão’s soybean crushing business declined by 46.7% during the quarter, the degummed oil and refined oil activities falling 48.6% and 66.1%, respectively. Similar falls over the accumulated nine-month period were also registered for the same reason. The soybean operation represents approximately 3% of the Company’s sales revenue and had no material impact on operating results.

Domestic Market

The domestic market reported sales of R$ 717.3 million, a 5.9% growth in the quarter and an accumulated total of R$ 2.2 billion in the first nine months of 2005, 9% higher year-on-year.  In comparison with the second quarter, there was a 2% fall in revenue due to the sale of the soybean unit.

Frozen and chilled volume grew 10.8% in the quarter, driven by processed product sales – reporting a growth of 7.4% – and by the increase of in-natura volumes – 47.5% up, mainly a reflection of sales of in-natura poultry. This increase reflected the acquisition of the Nova Mutum-MT unit, which has allowed Perdigão to ramp up sales volume to the domestic market. Before the end of the fourth quarter, the plant is expected to receive approval to begin sales to overseas markets where demand for both poultry and pork meat continues buoyant. Accumulated sales of frozen and chilled products increased 8.1%.

Average prices for the quarter rose by only 0.7%, offset by a decline of 0.3% in average costs. During the year, average prices were 5% higher while average costs rose 4%.

Perdigão-branded product launches during the quarter were: Bologna Ouro mini sausage; small calabrese pizza; hot wings; chicken donutz - seasoned, breaded, ring-shaped chicken pieces; rock dog - frankfurter roll; Panino Pizza - pizza filled with ham, cheese, tomatoes and oregano; boneless Chester®; ham and cheese lasagna with tomato sauce; pepperoni-flavored chicken steak; vegetarian stroganoff and lasagna; smoked turkey breast and half-chicken with catupiry and half-mozzarella pizza. Launches under the Batavo brand were: breaded thin pieces of chicken, fine smoked pork sausage and smoked ham pâté.

In addition, Perdigão has developed the first nationwide brand (under the Turma da Mônica name) of vitamin-enriched margarine with a strong milk taste aimed specifically at the infant market. The Company also developed a traditional version of margarine with a butter flavor to meet consumer preferences and sold under the Borella brand name. Perdigão has signed a manufacturing agreement with Coamo Agroindustrial Cooperativa of Campo Mourão (PR) to make the new product line.

Domestic Market	Tons (thousand)			Sales (R$ million)
	3Q05	3Q04	% Ch.	3Q05	3Q04	% Ch
In-Natura	17.3	11.8	47.5	59.9	46.9	27.7
Poultry	15.2	9.1	67.0	51.2	34.9	46.9
Pork	2.2	2.7	(19.0)	8.6	12.0	(28.1)
Elaborated/Processed (meats)	119.4	111.6	7.1	546.2	497.6	9.8
Other Processed	6.5	6.0	8.5	50.2	46.1	9.0
Total Frozen and Chilled	143.3	129.3	10.8	656.2	590.6	11.1
Soybean Products	26.2	35.5	(26.1)	29.5	57.2	(48.4)
Others	—	—	—	31.5	29.4	7.2
Total	169.6	164.9	2.8	717.3	677.2	5.9
Total Elaborated/Processed	126.0	117.6	7.1	596.4	543.7	9.7

	YTD. 05	YTD. 04	% Ch.	YTD.05	YTD. 04	% Ch.
In-Natura	43.3	34.5	25.7	164.1	132.6	23.8
Poultry	36.2	25.4	42.6	134.8	96.9	39.1
Pork	7.2	9.1	(21.4)	29.4	35.8	(17.8)
Elaborated/Processed (meats)	347.9	328.0	6.1	1,617.0	1,446.8	11.8
Other Processed	18.9	16.9	12.1	145.1	126.5	14.7
Total Frozen and Chilled	410.2	379.3	8.1	1,926.3	1,705.9	12.9
Soybean Products	105.3	113.4	(7.1)	144.2	187.5	(23.1)
Others	—	—	—	91.8	90.7	1.2
Total	515.5	492.7	4.6	2,162.2	1,984.1	9.0
Total Elaborated/Processed	366.8	344.8	6.4	1,762.1	1,573.3	12.0

The Company increased its accumulated market share by 140 basis points in the specialty meats segment, 40 basis points in frozen meats, 80 basis points in pastas and 280 basis points in the frozen pizza market.

Market Share - (%)

Perdigão reported an improve volume and mix to the institutional market as well as an increase relative share. Burger King and Subway chains were included in our Clients institutional portfolio.

Distribution Channels - in revenues

Exports

Exports amounted to R$ 742.6 million, representing a growth of 5.9% in the quarter and benefiting from the increase of 16.2% in the sales volume of frozen and chilled products, although adversely impacted by the continuing fall in the foreign exchange rate.

The excellent performance in sales volume reflects the Company’s internationalization policy through the opening of offices, the consolidation of its position in traditional markets, improvements made in reaching new customers and markets as well as the introduction of new products.

The overseas market reported a good performance, despite foreign exchange appreciation of 21% in the quarter, which reduced revenues in terms of Reais. The main factors driving performance in this market were: the increase in the volume of elaborated and processed products, which grew 62.3% in the quarter, notably in the processed meat items (a 114.3% increase) and a 9.1% increase in in-natura products, led by a 21.8% rise in pork meat volume.

Exports	Tons (thousand)			Sales (R$ million)
	3Q05	3Q04	% Ch.	3Q05	3Q04	% Ch.
In-Natura	148.2	135.8	9.1	582.1	552.3	5.4
Poultry	114.0	107.7	5.9	427.1	411.8	3.7
Pork	34.2	28.1	21.8	155.0	140.5	10.3
Elaborated / Processed (meats)	33.4	20.6	62.3	159.1	147.0	8.3
Total Frozen and Chilled	181.8	156.5	16.2	742.5	700.3	6.0
Total	181.9	156.6	16.1	742.6	701.2	5.9
Total Elaborated/Processed	33.6	20.7	62.1	160.4	148.0	8.4

	YTD. 05	YTD. 04	% Ch.	YTD. 05	YTD. 04	% Ch.
In-Natura	434.2	391.2	11.0	1,709.2	1,615.1	5.8
Poultry	343.8	324.2	6.0	1,260.9	1,294.2	(2.6)
Pork	90.4	67.0	34.9	448.3	320.9	39.7
Elaborated / Processed (meats)	84.0	50.4	66.8	438.2	386.9	13.3
Total Frozen and Chilled	518.8	441.9	17.4	2,150.7	2,004.0	7.3
Total	519.0	442.2	17.4	2,152.5	2,006.0	7.3
Total Elaborated / Processed	84.6	50.7	67.0	441.6	388.9	13.5

The principal highlights of the quarter were:

•                                       Middle East – 16.5% higher in volume and 33% in sales revenue. Domestic demand has been strong, as well as the reduction in local supply due to the animal health problems and cost factors;

•                                       Far East – Volumes were 16.4% higher while sales revenue posted growth of 9.6%, with good demand reported from the Japanese market;

•                                       Europe – While volume was up 2.6% and sales revenue 17.8% lower, there was an improved mix in this market with a positive impact on margins because of the reduction of local production due to costs;

•                                       Eurasia – Demand continued robust in this market, with an increase of 22.6% in volume and 17.4% in sales revenue, particularly for pork meat and processed products;

•                                       Africa and Other Countries – Growth here was 33.5% in volume and 26.4% in revenue, on account of the increased sales volume of processed items and a more diversified customer base.

Exports by Region

(% of Net Sales)

Average prices climbed by about 17% in US dollars (FOB), a reflection of market performance and the improved portfolio mix. This, however, was partially offset by the average appreciation of the Real against the US dollar of 20.9% during the quarter in relation to the same period in 2004, average prices in Reais falling 8.7% (NS). Average costs were 17.8% lower in the quarter, also contributing to improved margins from this market.

Accumulated sales to the external market were R$ 2.2 billion, 7.3% more than for the first nine months of 2004. Sales volume of frozen and chilled items registered growth of 17.4%, the highlight being elaborated/processed items, which posted volumes 66.8% higher – in line with the Company’s strategy of adding value to its overseas sales. Average prices for the year in US dollars rose 10.5% (FOB), while decreasing by 8.6% in Reais (NS) because of an average decline in the foreign exchange rate of 17.3%. However, average costs were down 9.5%, helping to offset the loss in export revenue in Reais.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.3 billion, 6.1% up for the quarter, and 8.1% higher at R$ 3,8 billion for the first nine months due to an increase in sales volume of frozen and chilled products of 13.7% in the quarter and 13.1% for the accumulated period to the end of September. The improved product mix also had a positive impact on sales.

There was a proportional improvement in the share of higher value-added products (elaborated/processed) from 44.4% to 45.9% of total net sales, representing a growth of 12.3% in revenue and 14.1% in volume during the first nine months. This result was achieved on the back of stronger sales of elaborated, specialty and frozen products destined for overseas markets.

Breakdown of Net Sales (%)

Cost of Sales

The average cost of the main raw materials fell in relation to the same quarter last year, notably soybeans, soybean meal, live hogs purchased from third parties and industrial meats. The cost of corn continued stable.

This combination of factors generated a reduction in cost of sales during the quarter of 280 basis points compared with the same quarter in 2004 despite rises in labor overheads due the ramping up of production capacity, and the collective wage agreements finalized during the period.

Raw material costs registered a decline over the first nine months of the year, also contributing to improved gross margins.

In the light of these factors, Perdigão was able to improve its quarterly performance in spite of the negative impact caused by local currency appreciation against the US Dollar on export revenues in terms of Reais.

Gross Profit and Gross Margin

The Company reported a gross margin for the quarter, well above the same period last year, increasing from 25.6% to 28.4%. For the accumulated period, the margin was 28.0% against 27.6% for the same period in 2004.

This superior performance can be attributed to improvements in sales and cost reductions, which both contributed to a gross profit of R$ 365.2 million in the quarter, an increase of 17.5%, and an accumulated total for the first nine months of 2005 of R$ 1.1 billion, a growth of 9.4%.

Operating Expenses

Operating expenses amounted to 17.7% of net sales against 18.4% and were up by 2%, compared with the same quarter last year. The principal impacts on selling expenses were logistics costs because of the expansion of distribution channels, and heavy rainfall that shut down operations for 6 days at the Company’s principal export port of Itajaí-SC. For the accumulated nine-month period, operating expenses grew 8.7%, representing 17.4% of net sales against 17.3% YTD 2004.

Operating Income

Operating income registered a marked improvement – in spite of foreign exchange appreciation – due to Perdigão’s focus on increasing sales, reducing costs and optimizing processes.

Operating income before financial expenses was R$ 137.6 million, translating into an operating margin of 10.7% against 7.2%. This item grew by 56.8% in the quarter and totaling R$ 400.8 million for the nine-month period, 10.5% more year-on-year, with an operating margin of 10.5%.

Financial Results

Financial expenses declined by 58.3% in the quarter and 37.3% for the nine month period ending September due to the impact of foreign exchange variation on the Company’s net foreign currency denominated debt, and to revenue from discounts on the prepayment of long-term liabilities and the financial gains on open grain contracts.

R$ Million	On September 30, 2005			On September 30, 2004
Debt	Short - Term	Long - Term	Total	Total	% Ch.
Local Currency	162.0	151.2	313.3	627.2	(50.1)
Foreing Currency	133.2	620.8	754.0	434.0	73.8
Gross Debt	295.2	772.1	1,067.3	1,061.2	0.6
Cash Investments
Local Currency	147.0	—	147.0	199.3	(26.2)
Foreing Currency	183.1	92.1	275.3	262.8	4.7
Total Cash Investments	330.2	92.1	422.3	462.1	(8.6)
Net Accounting Debt	(34.9)	679.9	645.0	599.1	7.7

Exchange Rate Exposure - US$ million			(17.2)	14.1	—

On September 30 2005, net accounting debt stood at R$ 645 million, 7.7% higher than for the accumulated period to September 2004. In accordance with budget forecasts, there was an increase in net debt because of higher capital expenditures and working capital requirements. The annualized net debt / EBITDA ratio was 1.0.

Net Income and Net Margin

Net income for the third quarter and the first nine months reported significant growth of 139.9% and 19.2% respectively. These results reflect the Company’s process management capability, ongoing value-added projects as well as the ability to offer products to the most diversified markets.

Net income for the quarter was R$ 96.6 million, a net margin of 7.5% against only 3.3% posted in the same quarter in 2004. Net income for the first nine months of 2005 reached R$ 251.9 million, representing a net margin of 6.6% against 6.0% for the preceding year.

EBITDA

Operating cash generation as measured by EBITDA was R$ 165.8 million for the quarter, a growth of 45.9%, and equivalent to an EBITDA margin of 12.9% against 9.4% registered in the same quarter of 2004 and above the Company’s historical average.

EBITDA	3rd Quarter			YTD.
R$ million	2005	2004	% Ch.	2005	2004	% Ch.
Operating Income Bef. Finan. Exp.	137.6	87.8	56.8	400.8	362.7	10.5
(+) Depreciation, amortization, and depletion	30.7	26.5	15.8	87.0	78.4	10.9
(±) Other Operating Results	(2.5)	(0.7)	266.8	(7.8)	(2.5)	213.2
= EBITDA	165.8	113.6	45.9	480.0	438.6	9.4

The EBITDA margin for the first nine months of the year also reported good levels at 12.6% against 12.5% for last year and reaching a total EBITDA of R$ 480 million, a year-on-year growth of 9.4%.

SHAREHOLDERS’ EQUITY

Shareholders’ equity totaled R$ 1.2 billion against R$ 924.5 million, 27.2% up on the accumulated nine-month period in 2004, and representing an annualized return of 34.6%.

STOCK MARKET

The Company’s shares and ADRs traded above the leading Brazilian and international stock exchange indices, the capital markets proving their resilience in spite of the political crisis afflicting the nation.

Perdigão’s shares appreciated 41% in the quarter, against increases in the Bovespa Index (Ibovespa) of 26.1% and the Bovespa Corporate Governance Index – IGC of 30.5%. For the nine-month period, the shares also outperformed the Ibovespa, appreciating 35.4% against 20.6%. Trading volumes for the quarter fell by 26.4% although for the year to September, volume was up 4.7%.

While the Dow Jones Industrial Average was up 2.9% in the quarter, Perdigão’s ADRs rose 48.1% on 42.5% lower volume. In the first nine months, ADR trading volumes fell 5%, although appreciating 57.8% against a 2% drop in the DJIA.

PRGA4	3Q05	3Q04	YTD. 05	YTD. 04
Share Price - R$*	77.57	45.80	77.57	45.80
Traded Shares (Volume)	6.4 million	8.7 million	24.6 million	23.5 milion
Performance	41.0%	52.3%	35.4%	85.4%
Bovespa Index	26.1%	9.9%	20.6%	4.5%
IGC (Brazil Corp. Gov. Index)	30.5%	17.2%	28.6%	12.9%

PDA	3Q05	3Q04	YTD. 05	YTD. 04
Share Price - US$*	69.75	31.91	69.75	31.91
Traded ADRs (Volume)	425.6 thousand	740.3 thousand	1.7 million	1.8 million
Performance	48.1%	65.1%	57.8%	83.9%
Dow Jones Index	2.9%	(3.4)%	(2.0)%	(3.8)%

Daily financial trading volume reported an average of US$ 3.3 million for the year, an increase of 106% compared with the same nine-month period for 2004, taking into account trading activity in both domestic and international markets. The trading volume accounted for 38.7% of the Brazilian agribusiness sector’s transactions on the Bovespa and 40.6% of the ADRs for the sector on the New York Stock Exchange.

The performance for the twelve-month period ending September 2005 was also better than the market as a whole, as shown in the following graphs:

Shares Perfomance

ADRs Perfomance on NYSE

SOCIAL BALANCE

As of September 30 2005, the Company had a workforce of 34,110, representing an increase of 10.2% and 3,200 additional jobs. The extra employees were mainly allocated to industrial units where output is being expanded and for reinforcing the commercial area to meet demand in the domestic and international markets. There have also been increases in administrative personnel to support the Company’s planned growth objectives.

Expenditure on fringe benefits and social programs amounted to R$ 60.6 million, an increase of 21.4%, while 28.1% more was dedicated to environmental investments, which totaled R$ 6.3 million.

Main Indicators	09.30.05	09.30.04	% Ch.
Number of Employees	34,110	30,943	10.2
Net Sales per Employee/year - R$ thousands	148.6	151.6	(2.0)
Productivity per Employee (tons/year)	37.0	36.1	2.5

Accumulated Company added value reached R$ 1.4 billion, 13.2% more than for the first nine-month period in 2004.

Distribution of Added Value

CORPORATE GOVERNANCE

Perdigão’s annual report for 2004 won the Abrasca Best Annual Report award, the Company receiving the highest score for a listed company in the history of this event with 98.7 points. Perdigão’s Annual Report project was conceived both in format and content to perfectly mirror the Company’s image of being totally aligned to current realities in the way it operates, with its corporate vision focused on the future, and crowning a decade of good earnings in every segment of the business.

Perdigão led IR rankings for the Institutional Investor Research Group, Latin American Food and Beverage Sector as follows:

•                  Leader in Corporate Governance;

•                  Best CFO ranking attributed to Vice President for Finance, Administration and Investor Relations, Wang Wei Chang;

•                  Leader in the buy side ranking for Investor Relations, based on the efficiency of communication and improvements in investor relations practices over the past year.

The amount paid for consultancy services to our outside auditors (Ernst & Young) up to September 30 2005, totaled R$ 305,000.00, corresponding to 50% of the total external audit fees for 2005. These consultancy services – principally related to international tax planning advice - were contracted in 2005 and have been, or will be executed in 2005. The hiring of our auditors to perform consultancy services requires the prior approval of the Board of Directors. This presupposes that the services rendered in no way puts at risk the independence and objectivity of our auditors, also considering the restrictions on certain services prohibited by the US Sarbanes Oxley Act.

OUTLOOK

Based on the good performance so far this year and the fourth quarter outlook in both domestic and international markets, we are forecasting for 2005:

•                  Growth of about 7% to 8% in frozen and chilled sales volume to the domestic market;

•                  An increase of approximately 15% for sales volumes of frozen and chilled products to the overseas market;

•                  Gross sales of about R$ 5.9 billion;

•                  Capital expenditures of approximately R$ 290 million.

The meat sector currently faces challenges related to animal health both domestically and worldwide. There have been outbreaks of foot and mouth disease in the state of Mato Grosso do Sul resulting in a ban on beef and pork meat exports from this state by some importing countries.  Similarly, the avian influenza virus, already long present in certain producing countries and recently affecting some regions of Europe, has been causing alarm in some markets. According to expert studies, the chances of this type of virus reaching Brazil are very low given the country’s climatic and animal sanitation conditions.

Perdigão employs one of the most advanced traceability processes in its production chain. Its plants are located in several different Brazilian states giving the Company the flexibility to adjust production to meet demand from more than 100 countries, importers of poultry products, and a further 25, which buy Brazilian pork meats – not to mention 83,500 existing domestic market customers. We expect to be able to weather this period with the least impact possible on Company earnings, using our experience and competence to ameliorate any adverse factors that may arise.

São Paulo, November 2005.

Eggon João da Silva	Nildemar Secches

Chairman

Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY - CNPJ 01.838.723/0001-27

Consolidated Financial Statements for the Period Ended

September 30, 2005 and 2004

(in thousands of Brazilian Reais, in accordance with Corporate Law)

Balance Sheet

	09.30.05	09.30.04
Assets	2,919,877	2,631,819
Current Assets	1,564,564	1,349,545
Noncurrent Assets	225,377	315,123
Permanent	1,129,936	967,151
Investments	13,521	484
Property, Plant and Equipment	1,025,281	894,662
Deferred Charges	91,134	72,005
Liabilities and Shareholders´ Equity	2,919,877	2,631,819
Current Liabilities	841,780	1,258,641
Long-Term Liabilities	902,563	448,662
Shareholders´ Equity	1,175,534	924,516
Capital Stock Restated	800,000	490,000
Reserves	172,306	284,582
Retained Earnings	203,228	149,934

Income Statement

	3Q05	3 Q04	% Ch.	YTD. 05	YTD.04	% Ch.
Gross Sales	1,459,881	1,378,346	5.9	4,314,680	3,990,135	8.1
Domestic Sales	717,278	677,176	5.9	2,162,207	1,984,113	9.0
Exports	742,603	701,170	5.9	2,152,473	2,006,022	7.3
Sales Returns	(173,105)	(166,089)	4.2	(512,850)	(472,765)	8.5
Net Sales	1,286,776	1,212,257	6.1	3,801,830	3,517,370	8.1
Cost of Sales	(921,534)	(901,356)	2.2	(2,738,846)	(2,545,669)	7.6
Gross Profit	365,242	310,901	17.5	1,062,984	971,701	9.4
Operating Expenses	(227,608)	(223,114)	2.0	(662,144)	(609,050)	8.7
Operating Income Bef. Finan. Exp.	137,634	87,787	56.8	400,840	362,651	10.5
Financial Expenses, net	(15,399)	(36,927)	(58.3)	(62,722)	(99,970)	(37.3)
Other Operating Results	(2,542)	(693)	266.8	(7,834)	(2,501)	213.2
Income from Operations	119,693	50,167	138.6	330,284	260,180	26.9
Nonoperating Income	(593)	(1,066)	(44.4)	(1,284)	(2,750)	(53.3)
Income Before Taxes	119,100	49,101	142.6	329,000	257,430	27.8
Income Tax and Social Contribution	(15,240)	(3,816)	299.4	(58,170)	(23,417)	148.4
Employees/Management Profit Sharing	(7,268)	(5,016)	44.9	(18,916)	(22,684)	(16.6)
Net Income	96,592	40,269	139.9	251,914	211,329	19.2
EBITDA	165,751	113,570	45.9	479,978	438,550	9.4

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

09.01 - INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1- Item	2- Affiliate/Coligate name	3- General Taxpayers’ Register	4- NATURE OF SHARE CONTROL	5- % Capital	6- % investor net equity
7- TYPE OF COMPANY		8- number of shares held on current quarter (Units)		9- number of shares held on last quarter (Units)

01	PerdigÃo Agroindustrial S.A.	86.547.619/0001-36	Private Subsidiary	100.00	100.00
Industrial, Commercial and Others			46,150,563		46,150,563

02	PERDIGÃO EXPORT LTD.	-	Private Subsidiary	100.00	100.00
Industrial, Commercial and Others			10,000		10,000

16.01 – OTHER RELEVANT INFORMATION

SHAREHOLDERS’ COMPOSITION

1) Shareholders’ composition on 09.30.05

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,660	79.67	8,702,965	29.82	21,029,625	47.10
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,966	10.14	18,516,541	63.46	20,085,507	44.98
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,397	20.28	20,341,867	69.71	23,479,264	52.58

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

2) Shareholders’ composition on 09.30.04

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79.67	9,661,085	33.11	21,987,746	49.24
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	17,558,421	60.17	19,127,386	42.84
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,383,747	66.43	22,521,143	50.44

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

3) Shareholders’ composition with more than 5% of voting capital on 09.30.05:

	Common shares	%	Preferred shares	%
Previ – Caixa Prev. Func. Bco. Brasil	2,865,317	18.52	3,972,428	13.61
Fun. Telebrás Seg. Social – Sistel	2,766,914	17.88	95,830	0.33
Petros – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	2,938,861	10.07
Fapes (Fund. Assist. Prev. Social)-BNDES	2,040,984	13.19	—	—
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de APAS	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	100,000	0.34
Valia – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ-Banerj	514,805	3.33	151,060	0.52
Sub-total	15,049,933	97.27	10,571,137	36.23
Others	422,024	2.73	18,609,290	63.77
Total	15,471,957	100.00	29,180,427	100.00

(*) Shareholders that are not part to a Shareholders’ Agreement.

4) Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A.(a)	279,445	97.03	33,409	10.14
Others	8,555	2.97	296,218	89.86
Total	288,000	100.00	329,627	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%	Preferred shares	%
Tânia Marisa da Silva	6,192	6.58	—	—
Décio da Silva	6,192	6.58	—	—
Solange da Silva Janssen	6,192	6.58	—	—
Katia da Silva Bartsch	6,192	6.58	—	—
Marcia da Silva Petry	6,192	6.58	—	—
Miriam Voigt Schwartz	10,318	10.96	—	—
Valsi Voigt	10,318	10.96	—	—
Cladis Voigt Trejes	10,318	10.96	—	—
Diether Werninghaus	7,791	8.28	—	—
Martin Werninghaus	7,791	8.28	—	—
Heide Behnke	7,791	8.28	—	—
Others	8,844	9.38	—	—
	94,131	100.00	—	—

Bradesco Vida e Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A. (b)	182,381	100.00	—	—
Total	182,381	100.00	—	—

Bradesco Seguros S.A. (b)

	Common shares	%	Preferred shares	%
Banco Bradesco S.A. (c)	627,530	100.00	—	—
Total	627,530	100.00	—	—

Banco Bradesco S.A. (c)

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. Comercial de Participações (d)	118,517,427	47.92	529,371	0.22
Fundação Bradesco	34,167,133	13.82	10,921,440	4.46
Banco Bilbao Vizcaya Argentaria S.A.*	12,366,285	5.00	9,282,236	3.79
Banco Espírito Santo S.A.	16,377,413	6.62	278,321	0.11
Others	65,897,432	26.64	223,959,338	91.42
Total	247,325,690	100.00	244,970,706	100.00

* Domicilied abroad

Cidade de Deus Cia. Comercial de Participações (d)

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A. (e)	2,333,056,605	44.43	—	—
Fundação Bradesco	1,724,997,712	32.85	—	—
Lia Maria Aguiar	417,744,408	7.96	—	—
Lina Maria Aguiar	442,193,236	8.42	—	—
Others	332,631,968	6.34	—	—
Total	5,250,623,929	100.00	—	—

Nova Cidade de Deus Participações S.A. (e)

	Common shares	%	Preferred shares	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35
Elo Participações S.A. (f)	105,932,096	53.70	—	—
Caixa Beneficente dos Func. do Bradesco	—	—	3,511,005	1.65
Total	197,272,502	100.00	212,548,119	100.00

Elo Participações S.A. (f)

	Common shares	%	Preferred shares	%
Lázaro de Mello Brandão	6,769,981	5.63	—	—
Others	113,556,200	94.37	63,696,077	100.00
	120,326,181	100.00	63,696,077	100.00

5) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 09.30.05:

	Common shares	%	Preferred shares	%
a) Controlling shareholders	12,326,660	79.67	8,702,965	29.82
b) Executive officers and Fiscal Council (*)	1,568,431	10.14	1,825,326	6.26

b.1) Executive Officers and Fiscal Council

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	162	0.00	39,140	0.13
Board of Directors – Indirect participation (*)	1,568,269	10.14	1,786,172	6.12
Executive Officers	—	—	2	0.00
Fiscal Council	—	—	12	0.00

(*) Indirect participations of board members through Weg S.A. and Eggon João da Silva Adm. Ltd.– 10.14% of the common shares and 6.12% of the preferred shares.

Free Float shares

On 09.30.05 there were 23,479,264 free float shares, 52.58% of total issued, an amount of 3,137,397 common shares and 20,341,867 preferred shares, representing 20.28% and 69.71%, respectively.

BOARD OF DIRECTORS

Chairman		Eggon João da Silva
Vice-Chairman		Francisco Ferreira Alexandre
Board Members		Cláudio Salgueiro Garcia Munhoz
Wilson Carlos Duarte Delfino
Marcos Antonio Carvalho Gomes
Jaime Hugo Patalano
Luís Carlos Fernandes Afonso

FISCAL COUNCIL*	Chairman	Almir de Souza Carvalho
Gerd Edgar Baumer
Luciano Carvalho Ventura
Vanderlei Martins
Attílio Guaspari

*With Attributions of Audit Committee
EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benicio
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli
Accountant – CRC –1SC005856/O-0 S - SP

17.01 – SPECIAL REVIEW REPORT

1 – TYPE OF OPINION

UNQUALIFIED OPINION

2 – OPINION

To the Managers and Shareholders of

Perdigão S.A.

1) We have executed a special review of the Quarterly Information (ITR) of PERDIGÃO S.A. and subsidiaries for the period ended September 30, 2005, comprising the balance sheet, the statement of income, the performance report and relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2) Our special review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants (IBRACON) jointly with the Federal Accountants Council, and consisted mainly of: (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company’s financial situation and operations.

3) Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission – CVM, specifically applied in the preparation of the compulsory Quarterly Information.

4) Our review was conducted in order to issue a report of the special review of the Quarterly Information (ITR) referred in the first paragraph. The Cash Flow information, elaborated in accordance with accounting practices adopted in Brazil, is stated in the Explanatory Note number 18 in order to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to audit procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Quarterly Information appropriately in all its relevant aspects jointly analyzed.

São Paulo, October 21st, 2005

ERNST & YOUNG AUDITORES INDEPENDENTES S.S.

CRC-2-SP-015.199/O-6

Luiz Carlos Passetti

Accountant – CRC-1-SP-144343/O-3-T-SC-S-SP